Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three Months and Twelve Months Ended December 31, 2015

Maroussi, Greece, March 2, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced results for the three and twelve months ended December 31, 2015.

Highlights:

•

Achieved voyage revenues of $33.2 million for the twelve months ended December 31, 2015, which resulted in net income of $3.5 million, Adjusted EBITDA of $12.1 million (see “Non-GAAP Measures and Definitions” below) and fully diluted earnings per share of $0.19.

•	The Pyxis Epsilon, a 50,295 dwt eco-designed IMO2/3 product tanker, was delivered to us in January, 2015 from SPP Shipbuilding, Korea.

•	Our common shares began trading under the symbol “PXS” on November 2, 2015.

Valentios Valentis, our Chairman and CEO commented:

“We are pleased to report our unaudited financial results for fiscal year 2015, our first as a public company. Our solid earnings were primarily due to the addition of our second eco-efficient medium range (MR) tanker, the Pyxis Epsilon, which increased our revenues, and to our ability to secure higher charter rates for several of our other vessels. During 2015, the percentage of voyage revenues from time charters increased to 74%, which was in line with our strategy of securing visible cash flows while also retaining upside optionality to participate in strong spot markets. As of December 31, 2015, 45% of our fleet’s available operating days were booked for 2016 having an average time charter duration of six months, exclusive of options.

We have a cost-competitive operating structure which is strategically and financially important to management and our shareholders.  In the quarter ended December 31, 2015, daily operating expenses per vessel for our eco-modified and eco-efficient MR tankers were $6,229 and $5,771, respectively. These operating results combined with our daily ship management fees of $750 and general and administrative expenses of $1,083 per day (excluding non-cash stock compensation), generated total daily cash operational costs of $8,062 and $7,604 for our eco-mod and eco-efficient vessels, respectively, in the fourth quarter 2015.

Managing a stable financial condition is equally important to us. Consistent with our other bank facilities, we were able to access relatively low-cost, amortizing bank debt for the delivery of the Pyxis Epsilon. This helped us grow our fleet in a disciplined way and was a testament to the strength of our sector and our lending relationships. At December 31, 2015, we had total cash of $8.6 million and total funded debt of $83.1 million, or net debt of $74.5 million. At fiscal year ended 2015, our debt had a weighted-average interest rate of 2.78%.

The spot chartering environment has come-off the highs seen in the third quarter of 2015 due to milder winter weather in the northern hemisphere, which has negatively affected demand for refined products, and to recent capacity additions within the industry. However, we are encouraged about the demand for MR tankers, especially later this year when new build deliveries of MRs dissipate. Our mixed chartering strategy, quality operations and cost-conscious platform should enable us to continue to generate attractive shareholder returns. We will continue to pursue accretive acquisitions, recognizing the cost and availability of equity capital is currently challenging.  We also may pursue a sale or other long-term strategy for our small tankers.”

Results for the three months ended December 31, 2014 and 2015

For the three months ended December 31, 2015, we had net income of $0.6 million, or $0.03 basic and diluted earnings per share, compared to net loss of $16.8 million, or $0.92 basic and diluted losses per share for the same period in 2014. The loss during the three months ended December 31, 2014 was a result of a non-cash impairment charge of $16.9 million for the Pyxis Malou. For the three months ended December 31, 2015, our Adjusted EBITDA (see “Non-GAAP

Measures and Definitions” below) was $3.0 million, an increase of $1.0 million from $2.0 million in the same period 2014.

Results for the years ended December 31, 2014 and 2015

For the year ended December 31, 2015, our net income was $3.5 million, or $0.19 basic and diluted earnings per share, compared to net loss of $19.2 million, or $1.05 basic and diluted losses per share, for the same period in 2014. For the year ended December 31, 2015, our Adjusted EBITDA was $12.1 million, an increase of $7.0 million from $5.1 million in 2014.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2015 and 2014

(Amounts are presented in U.S. $ million rounded to the nearest million, except otherwise stated)

Voyage revenues: Voyage revenues of $8.4 million for the three months ended December 31, 2015 represented an increase of $1.2 million, or 16.7%, from $7.2 million over the comparable period in 2014. The increase reflected the time charter revenue contribution of the Pyxis Epsilon, which was delivered in January 2015, as well as a higher spot charter revenue for the Pyxis Malou and higher time charter rates concluded during 2015 primarily for the Pyxis Delta.

Voyage related costs and commissions: Voyage related costs and commissions of $1.3 million for the three months ended December 31, 2015, represented a decrease of $0.9 million, or 40.9%, from $2.2 million over the comparable period in 2014. This decrease was substantially a result of a lower portion of our fleet operating under spot charters.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three months ended December 31, 2015, increased by $0.5 million, or 19.2%, from $2.6 million over the comparable period in 2014. This increase was a result of the full year’s operation of the Pyxis Epsilon in 2015.

General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended December 31, 2015, increased by $0.6 million, from $0.1 million over the comparable period in 2014, mainly due to the administration fees payable under the Head Management Agreement of $0.4 million, stock compensation to certain of our officers of $0.1 million and other fees and expenses associated with our being a public company.

Management fees, related parties: Management fees to related parties of $0.2 million for the three months ended December 31, 2015, remained relatively stable compared to the three month period ended December 31, 2014.

Management fees, other: Management fees to others of $0.2 million for the three months ended December 31, 2015, remained relatively stable compared to the three month period ended December 31, 2014.

Amortization of special survey costs: Amortization of special survey costs remained relatively stable compared to the three month period ended December 31, 2014.

Depreciation: Depreciation of $1.5 million for the three months ended December 31, 2015, increased by $0.1 million, or 7.1%, from $1.4 million over the comparable period in 2014. The increase was primarily due to the addition of the Pyxis Epsilon to our fleet, partially offset by the write-down of the carrying value of the Pyxis Malou in December 2014.

Vessel impairment charge: Vessel impairment charge of $16.9 million was incurred in the last quarter of 2014, due to a write-down in the carrying value for the Pyxis Malou based on our year-end analysis, available market data and standard accounting procedures. No impairment charge was recognized in the comparable period of 2015.

Interest and finance costs, net: Interest and finance costs, net for the three months ended December 31, 2015, amounted to $0.7 million, compared to $0.4 million over the comparable period in 2014, an increase of $0.3 million. The increase is mainly attributed to the drawdown of the loan in January 2015 used to finance the remaining construction cost of the Pyxis Epsilon.

Management’s Discussion and Analysis of Financial Results for the Years ended December 31, 2015 and 2014

Voyage revenues: Voyage revenues of $33.2 million for the year ended December 31, 2015, represented an increase of $5.4 million, or 19.4%, from $27.8 million over 2014. The increase reflected the time charter revenue contribution of the Pyxis Epsilon which was delivered in January 2015, higher spot charter revenue for the Pyxis Malou and higher time charter rates concluded during 2015 primarily for the Pyxis Delta.

Voyage related costs and commissions: Voyage related costs and commissions of $4.7 million for the year ended December 31, 2015, represented a decrease of $5.3 million, or 53.0%, from $10.0 million over 2014. This decrease was mainly a result of a lower portion of our fleet operating under spot charters.

Vessel operating expenses: Vessel operating expenses of $13.2 million for the year ended December 31, 2015, increased by $2.1 million, or 18.9%, from $11.1 million in the prior fiscal year. The increase is attributed to operating expenses incurred for the Pyxis Epsilon, which was delivered in January 2015.

General and administrative expenses: General and administrative expenses of $1.8 million for the year ended December 31, 2015 increased by $1.7 million, from $0.1 million in the prior fiscal year, mainly due to the administration fees payable under the Head Management Agreement of $1.2 million, stock compensation to certain of our officers of $0.1 million and other fees and expenses associated with us being a public company.

Management fees, related parties: Management fees to related parties of $0.6 million for the year ended December 31, 2015, remained relatively stable compared to the prior fiscal year.

Management fees, other: Management fees to others of $1.1 million for the year ended December 31, 2015, increased by $0.2 million, or 22.2%, from $0.9 million in the prior fiscal year. The increase is attributed to management fees for the Pyxis Epsilon, which was delivered in January 2015.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2015, remained relatively stable compared to the prior fiscal year.

Depreciation: Depreciation of $5.7 million for the year ended December 31, 2015 increased by $0.2 million, or 3.6%, from $5.5 million in 2014. The increase was primarily due to the addition of the Pyxis Epsilon to our fleet, partially offset by the write-down of the carrying value of the Pyxis Malou in December 2014.

Vessel impairment charge: Vessel impairment charge of $16.9 million was incurred in 2014, due to a write-down in the carrying value for the Pyxis Malou based on our year-end analysis, available market data and standard accounting procedures. No impairment charge was recognized in 2015.

Other income: Other income was nil during the year ended December 31, 2014, and increased slightly to $0.1 million during the year ended December 31, 2015.

Interest and finance costs, net: Interest and finance costs, net for the year ended December 31, 2015, amounted to $2.5 million, compared to $1.7 million in 2014, reflecting an increase of $0.8 million. The increase is mainly attributed to the drawdown of the loan in January 2015 used to finance the remaining construction cost of the Pyxis Epsilon.

Unaudited Consolidated Statements of Comprehensive Income/(Loss)
For the three months ended December 31, 2014 and 2015
(Expressed in millions of U.S. Dollars-except for share and per share data)

	2014	2015
Voyage Revenues	$7.2	$8.4

Expenses:
Voyage related costs and commissions	(2.2)	(1.3)
Vessel operating expenses	(2.6)	(3.1)
General and administrative expenses	(0.1)	(0.7)
Management fees, related parties	(0.2)	(0.2)
Management fees, other	(0.2)	(0.2)
Amortization of special survey costs	-	-
Depreciation	(1.4)	(1.5)
Vessel impairment charge	(16.9)	-
Operating income / (loss)	(16.4)	1.4

Other expenses:
Interest and finance costs, net	(0.4)	(0.7)
Total other expenses	(0.4)	(0.7)

Net income / (loss)	$(16.8)	$0.7

Other comprehensive income	-	-
Total comprehensive income / (loss)	$(16.8)	$0.7

Earnings / (losses) per common share, basic	$(0.92)	$0.03

Earnings / (losses) per common share, diluted	$(0.92)	$0.03

Weighted average number of shares, basic	18,244,671	18,244,671

Weighted average number of shares, diluted	18,277,893	18,277,893

Unaudited Consolidated Statements of Comprehensive Income/(Loss)
For the years ended December 31, 2014 and 2015
(Expressed in millions of U.S. Dollars-except for share and per share data)

	2014	2015
Voyage revenues:	$27.8	$33.2

Expenses:
Voyage related costs and commissions	(10.0)	(4.7)
Vessel operating expenses	(11.1)	(13.2)
General and administrative expenses	(0.1)	(1.8)
Management fees, related parties	(0.6)	(0.6)
Management fees, other	(0.9)	(1.1)
Amortization of special survey costs	(0.2)	(0.2)
Depreciation	(5.5)	(5.7)
Vessel impairment charge	(16.9)	-
Operating income / (loss)	(17.5)	5.9

Other income / (expenses):
Other income	-	0.1
Interest and finance costs, net	(1.7)	(2.5)
Total other income / (expenses)	(1.7)	(2.4)

Net income / (loss)	$(19.2)	$3.5

Other comprehensive income	-	-
Total comprehensive income / (loss)	$(19.2)	$3.5

Earnings / (losses) per common share, basic	$(1.05)	$0.19

Earnings / (losses) per common share, diluted	$(1.05)	$0.19

Weighted average number of shares, basic	18,244,671	18,244,671

Weighted average number of shares, diluted	18,277,893	18,277,893

Unaudited Consolidated Balance Sheets
As at December 31, 2014 and 2015
(Expressed in millions of U.S. Dollars)
	2014	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$0.5	$4.0
Restricted cash current portion	0.1	0.1
Inventories	0.9	0.6
Trade receivables	1.2	0.5
Prepayments and other assets	0.6	0.7
Total current assets	3.3	5.9

FIXED ASSETS, NET:
Advances for vessel acquisition	13.7	—
Vessels, net	103.7	130.5
Total fixed assets, net	117.4	130.5

OTHER NON CURRENT ASSETS:
Restricted cash, net of current portion	1.0	4.5
Deferred charges, net	0.1	0.8
Total other non current assets	1.1	5.3
Total assets	$121.8	$141.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$5.5	$7.1
Accounts payable	0.5	1.1
Due to related parties	0.1	0.1
Hire collected in advance	0.5	2.1
Accrued and other liabilities	0.3	0.8
Total current liabilities	6.9	11.2

NON-CURRENT LIABILITIES:
Promissory note	—	2.5
Long-term debt, net of current portion	61.0	73.5
Total non-current liabilities	61.0	76.0

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.0001 par value, 50,000,000 shares authorized, none issued)	—	—
Common stock ($0.001 par value, 450,000,000 shares authorized, none and 18,244,671 shares issued and outstanding at December 31, 2014 and 2015, respectively)	—	—
Additional paid-in capital	73.0	70.1
Accumulated deficit	(19.1)	(15.6)
Total stockholders’ equity	53.9	54.5
Total liabilities and stockholders’ equity	$121.8	$141.7

Unaudited Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2015
(Expressed in millions of U.S. Dollars)
	2014	2015
Cash flows from operating activities:
Net income / (loss)	$(19.2)	$3.5
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Depreciation	5.5	5.7
Amortization of special survey costs	0.2	0.2
Vessel impairment charge	16.9	—
Amortization of financing costs	0.1	0.2
Stock compensation	—	0.1

(Increase) / Decrease in:
Inventories	(0.5)	0.3
Trade receivables	(0.1)	0.8
Prepayments and other assets	(0.2)	(0.1)
Special surveys cost	(0.5)	(0.9)

Increase / (Decrease) in:
Accounts payable	0.3	0.5
Due to related parties	3.4	—
Hire collected in advance	(0.4)	1.7
Accrued and other liabilities	(0.1)	0.4
Net cash provided by operating activities	$5.4	$12.4

Cash flows from investing activities:
Advances for vessel acquisition	(6.9)	(18.8)
Additions to vessel cost	(0.2)	—
Net cash used in investing activities	$(7.1)	$(18.8)

Cash flows from financing activities:
Proceeds from long-term debt	—	21.0
Repayment of long-term debt	(6.2)	(6.9)
Issuance of promissory note	—	2.5
Issuance of common stock	—	—
Change in restricted cash	—	(3.5)
Stockholder’s contributions / (re-imbursement)	6.4	(1.2)
Payment of financing costs	—	(0.3)
Expenses for Merger	—	(1.7)
Net cash provided by financing activities	$0.2	$9.9

Net increase / (decrease) in cash and cash equivalents	(1.5)	3.5
Cash and cash equivalents at beginning of the year	2.0	0.5
Cash and cash equivalents at end of the year	$0.5	$4.0

Recent Daily Fleet Data:
(Amounts in U.S.$)		Year ended December 31,		Three Months Ended December 31,
		2014	2015	2014	2015
Eco-Efficient MR2: (2 units)
	TCE	15,210	15,631	15,210	15,672
	Opex	5,584	6,430	5,134	5,771
	Utilization %	100.0%	99.4%	100.0%	100.0%
Eco-Modified MR2: (1 unit)
	TCE	12,596	17,480	14,075	15,109
	Opex	6,802	6,461	5,976	6,229
	Utilization %	86.4%	91.3%	87.0%	72.8%
Standard MR2: (1 unit)
	TCE	12,019	17,237	13,265	19,003
	Opex	6,739	6,325	6,904	6,141
	Utilization %	95.4%	100.0%	99.7%	100.0%
Handysize Tankers: (2 units)
	TCE	6,200	7,622	6,926	8,167
	Opex	5,581	5,358	5,088	5,071
	Utilization %	93.4%	98.6%	99.2%	97.4%
Fleet: (6 units)
	TCE	10,466	13,600	11,218	13,612
	Opex	6,062	6,058	5,657	5,676
	Utilization %	93.8%	97.9%	97.0%	94.6%

See “Non-GAAP Measures and Definitions” below regarding our use of TCE, Opex and Utilization.

Liquidity and Debt

Cash (including restricted cash) aggregated to $8.6 million as at December 31, 2015.

Total debt (in thousands of U.S. Dollars):

	As at December 31,
	2014	2015
Bank debt	$66,520	$80,551
Promissory Note	-	2,500
Total	$66,520	$83,051

Non-GAAP Measures and Definitions

This press release describes Adjusted EBITDA, which is not a recognized measurement under U.S. GAAP and is reconciled in the table below to its nearest GAAP equivalent. Adjusted EBITDA represents net income before interest, income tax expense, depreciation, amortization, vessel impairment charge and stock compensation. Adjusted EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have a standardized meaning, and is therefore, unlikely to be comparable to similar measures presented by other companies.

	Year Ended		Three months Ended
(In thousands of U.S. Dollars)	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Reconciliation of Net income to Adjusted EBITDA

Net income / (loss)	$(19,243)	$3,505	$(16,775)	$634

Depreciation	5,446	5,710	1,374	1,450

Amortization of special survey costs	203	174	40	62

Interest and finance costs, net	1,704	2,531	400	673

Vessel impairment charge	16,930	—	16,930	—

Stock compensation	—	143	—	143

Adjusted EBITDA	$5,040	$12,063	$1,969	$2,962

Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP.  We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods.  Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage expenses, including commissions by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

Vessel operating expenses per day (“Opex”) are our vessel operating expenses for a vessel, which consist primarily of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.  Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.   Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys.  Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 pm Eastern Time on March 2, 2016.  Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 60199938

A telephonic replay of the conference call will be available until the close of business on March 9, 2016 by using the following dial-in information:

U.S. Toll Free:	• +1 (800) 585-8367
U.S. Toll/International:	• +1 (404) 537-3406
Conference ID:	• 60199938

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com).  Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast.  An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to strong customer relationships, competitive cost structure and experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of March 1, 2016)

			Carrying			Charter		Anticipated
			Capacity	Year	Type of	Rate		Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)		Date(2)
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,575		Jan. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,600		Sep. 2016
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$18,200		Jun. 2016
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$18,000	(3)	Sep. 2016
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Time	$9,650		Oct. 2016
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a		n/a
			216,635
1)	This table shows gross rates and does not reflect commissions payable.
2)

Each time charter contains provision that allows for redelivery +/-30 days, except the Pyxis Delta which allows 15 days. Pyxis Epsilon’s charterer has option to extend the charter for one year for $18,050/day. Pyxis Theta’s charterer has option to extend the charter for one year for $16,600/day and for one additional year for $17,600/day.

3)	Pyxis Delta’s charterer has exercised its 6-month option effective March 4, 2016.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website www.pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.